Organigram Enters into Non‐Binding Term Sheet for 26% Equity
Interest in Eviana Health Corporation

$10 Million investment into European hemp producer builds on Organigram’s growing international presence

TORONTO, ON, June 4, 2018 /CNW/ ‐ Organigram Holdings Inc. (“Organigram”) (TSX VENTURE: OGI) (OTCQB: OGRMF) and Eviana Health Corporation (“Eviana”) (CSE: EHC) (OTC: EVNNF) (collectively the “Companies”) are pleased to jointly announce that the Companies have entered into a non‐binding term sheet (the “Term Sheet”) whereby Organigram will make a significant equity investment into Eviana. Additionally, the Term Sheet contemplates Organigram entering into an offtake agreement with Eviana for up to 50% of the cannabidiol (“CBD”) production of Eviana for a period of five years, subject to adjustment based on Organigram’s equity interest in Eviana.

“This agreement is a key facet of our ongoing international expansion efforts,” explains Greg Engel, CEO, Organigram. “Our investment and concurrent offtake agreement with Eviana will provide Organigram with a source of low‐cost, high‐quality CBD for the burgeoning medical market within Europe. The proven cultivation and processing costing model that Eviana has developed will allow us to bring a range of innovative products to the global CBD marketplace.”

The potential investment supports Organigram’s aggressive growth strategy and helps ensure that Organigram is well prepared to meet the international demand for CBD oil.

“We are very excited to have Organigram on board with us. Its support as both a financial and strategic partner will be a major benefit to the stakeholders of Eviana as we move forward in executing our vision to become the preeminent hemp‐based CBD supplier in Europe” said Avram Adizes, CEO of Eviana.

Equity Investment

Under the terms of the equity investment, which the Companies anticipate completing on or around July 13, 2018 (“Closing Date”), Organigram will invest $10,000,000 in cash into Eviana for 8,695,652 common shares of Eviana and common share purchase warrants (the “Warrants”) as follows: (i) 2,373,319 Warrants exercisable at $1.50 for 18 months; (ii) 3,337,480 Warrants exercisable at $1.75 for 24 months; and (iii) 3,087,487 Warrants exercisable at $2.00 for 36 months, all subject to certain acceleration provisions. The number of Warrants are subject to a proportional adjustment to result in Organigram holding a 40% interest in Eviana on a fully diluted basis immediately following the closing of the transaction.

Post-closing, it is currently expected that Organigram will own approximately 26% of Eviana’s outstanding shares on a non‐diluted basis, and 40% on a fully diluted basis.

Offtake Agreement for CBD Oil and Equivalents

In addition to the strategic investment by Organigram, the Companies have negotiated the preliminary terms of an offtake agreement whereby Organigram (or an affiliate) shall have the right to purchase up to 50% of Eviana’s (or its wholly‐owned subsidiary’s) annual CBD oil production (or comparable form including but not limited to crystals) at 95% of the agreed raw CBD oil (or equivalent) wholesale price for a period of five years. The option to purchase a percentage of Eviana’s annual CBD oil production is based on Organigram’s continued ownership in Eviana.

Closing of the transactions contemplated herein are subject to customary conditions for a transaction of this nature, including due diligence and regulatory approvals. The Term Sheet also provides for a 40‐day exclusivity period binding on Eviana.

About Eviana Health Corporation

Eviana Health Corporation is a Canadian Securities Exchange listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid‐based topical creams and products and cosmeceutical and nutraceutical merchandise. Eviana holds an option to acquire a 100% equity interest in Eviana Inc. (“EI”), an Ontario corporation, upon: (i) funding of at least $3M (which has been satisfied); and (ii) an additional payment of $50,000. Eviana intends to exercise the option on or before closing of the transaction with Organigram. Upon exercise of the option, Eviana will be obligated to make payments in the aggregate of $450,000 based on EI meeting certain EBITDA thresholds.

EI in turn holds 100% of Intiva Plus d.o.o and Eviana d.o.o which hold certain assets in Serbia relating to the cultivation of industrial hemp plant oil for the pharmaceutical, nutraceutical and cosmeceutical industry, including but not limited to:

  Over 50 metric tonnes of hemp biomass in inventory including harvests from the most recent 2017 harvest available for extraction;
  A 40,000 sq ft. processing facility in Mladenovo, Serbia (near Novi Sad);
  A 22,000 sq ft. pharma‐grade leased facility in Belgrade which houses a soon‐to‐be commissioned Vitalis Supercritical CO2 Extraction System;
  Recently completed planting of 150 hectares for the 2018 hemp cultivation season.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest‐quality, condition-specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and Organigram is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information relating to each of Organigram and Eviana, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the expectations of Organigram or Eviana are disclosed in documents filed from time to time on SEDAR by each of Organigram and Eviana (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. Each of Organigram and Eviana disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.: Paolo De Luca Chief Financial Officer paolo.deluca@organigram.ca	Eviana Health Corporation: Avram Adizes, Chief Executive Officer Sydney Au, Chief Financial Officer Patrick Brown, V.P. Bus Dev & Corp Comm info@eviana.com